FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, where it was informed that SAOS S.A. sold in an action which took place at Bolsa de Comercio de Santiago S.A., Bolsa de Valores 120,000,000 shares subscription options arising out of the capital increase which took place in 2007. In addition, it was informed that all of the shares resulting from these subscription options have been subscribed and paid and that the dividend being proposed for payment at the Ordinary Shareholders Meeting, to be held on March 27, 2008, will be $ 3.359690 per share.

Santiago, March 12, 2008

Mr. Gustavo Arriagada
Superintendent of Banks and
Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

   Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this banking institution, the following:

1)
The Council of the Central Bank of Chile, in session N° 1393E held on March 3, 2008, resolved to order Sociedad Administradora de la Obligación Subordinada SAOS S.A. to sell, trough an auction at Bolsa de Comercio de Santiago S.A., Bolsa de Valores, on March, 5th 2008, the remaining of the 439,951,628 shares subscription options corresponding to the capital increase of Banco de Chile adopted in the Extraordinary Shareholders Meting held on May 17, 2007, which were not sold within the special preferred offer period, referred in article 30 letter b) of Law 19,396. Accordingly, SAOS S.A. sold in an auction that took place at Bolsa de Comercio de Santiago S.A., Bolsa de Valores, the amount of 120,000,000 shares subscription options.

2)	Up to date, all of the shares resulting from the 120,000,000 subscription options which were sold as mentioned in number 1 above, have been subscribed and paid.

3)
As a consequence of what it is stated above, up to this date the capital of Banco de Chile is divided in 80,879,895,984 nominative shares, with no nominal value, distributed in 72,436,034,844 ordinary shares, and 8,443,861,140 ordinary shares of the series “Banco de Chile-S”, being subscribed and paid, up to date, 72,116,083,216 ordinary shares and all of ordinary shares pertaining the series “Banco de Chile-S”.

4)
As a result of all of the above, and considering what it is stated in letter “c” of the Shareholders Meeting calling published in the Chilean newspaper “El Mercurio”, on March 10 of this year, the proposed dividend to be distributed is $3.359690 per share.

Sincerely,

Arturo Tagle Quiroz
Acting General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13th, 2008

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Quiroz Acting General Manager